SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Nielsen Holdings plc
(Name of Issuer)

Ordinary shares, par value €0.07 per share
(Title of Class of Securities)

G6518L108
(CUSIP Number)

The WindAcre Partnership LLC

2200 Post Oak Blvd

Suite 1580

Houston, TX 77056

with a copy to:

Eleazer Klein, Esq.

Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6518L108	Schedule 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON The WindAcre Partnership LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 98,190,100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 98,190,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 98,190,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.30%
14	TYPE OF REPORTING PERSON IA

CUSIP No. G6518L108	Schedule 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON The WindAcre Partnership Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 98,190,100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 98,190,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 98,190,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.30%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6518L108	Schedule 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Snehal Rajnikant Amin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 98,190,100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 98,190,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 98,190,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.30%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G6518L108	Schedule 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 7 (this "Amendment No. 7") to the Schedule 13D filed by the undersigned on March 14, 2022 with respect to the Ordinary Shares of the Issuer (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 21, 2022 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on March 30, 2022 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on April 6, 2022 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on April 8, 2022 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on April 11, 2022 ("Amendment No. 5") and Amendment No. 6 to the Original Schedule 13D, filed with the SEC on April 14, 2022 ("Amendment No. 6," together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the "Schedule 13D"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 3 and 5(a)-(c), as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 98,190,100 Ordinary Shares reported herein are held by Master Fund and were acquired for an aggregate purchase price of approximately $2,450,541,783 including brokerage commissions, using the cash reserves of Master Fund.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentage of the outstanding Ordinary Shares beneficially owned by the Reporting Persons. The aggregate percentage of Ordinary Shares reported beneficially owned by the Reporting Persons is based upon 359,622,632 Ordinary Shares outstanding as of March 21, 2022, as disclosed in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 5, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Ordinary Shares effected by the Reporting Persons since the filing of Amendment No. 6 is set forth in Schedule A hereto and is incorporated by reference herein.

CUSIP No. G6518L108	Schedule 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: April 18, 2022

the windacre partnership LLC

/s/ Snehal Amin
Name: Snehal Amin
Title: Managing Member

the windacre partnership master fund Lp By: The WindAcre Partnership LLC

/s/ Snehal Amin
Name: Snehal Amin
Title: Managing Member

/s/ Snehal Amin
SNEHAL AMIN

CUSIP No. G6518L108	Schedule 13D/A	Page 7 of 7 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of the Ordinary Shares effectuated by the Reporting Persons since the filing of Amendment No. 6. All transactions were effectuated in the open market through a broker and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row's Price Per Share ($) column is a weighted average price. These Ordinary Shares were purchased in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of Ordinary Shares purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

04/14/2022	7,116,000	27.35	27.32 – 27.38